Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212)818-8881		(212)818-8638

November 20, 2007

VIA FEDERAL EXPRESSS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail stop 3561
Washington, DC 20549

Re:	Global Brands Acquisition Corp. Amendment No. 2 to Registration Statement on From S-1 File No. 333-145684 Filed October 31, 2007

Dear Mr. Reynolds:

On behalf of Global Brands Acquisition Corp. (the ‘‘Company’’), we respond as follows to the Staff’s comment letter, dated November 15, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (‘‘Amendment No. 3’’), a copy of which has been marked with the changes from the original filing of Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please confirm that if the company obtains a fairness opinion where shareholders are not entitled to rely upon the opinion, that the company may not rely upon the opinion for determining whether the 80% test has been met. The Form S-1 represents that the company will make this determination and if shareholders may not rely upon a third party opinion, it would appear that the company would have to make its own independent determination in order to meet its obligations to shareholders.

The above-referenced opinion, if obtained, will be addressed to the Company’s Board of Directors for their use in evaluating the transaction. As a result, it is not anticipated that the Company’s stockholders will be entitled to rely on such opinion, in which case the Company would provide support for such a determination in its proxy soliciting materials. However, as the opinion will be attached to, and thoroughly described in, the Company’s proxy soliciting materials, the Company believes investors will be provided with sufficient information in order to allow them to properly analyze the transaction, even if the proposed transaction involves a target business that is affiliated with the Company’s existing stockholders, officers, directors or their affiliates, because investors will still have the benefit of reading a copy of the opinion and all the supporting facts surrounding the conclusion set forth in the opinion. Accordingly, in such a situation, the Company would still be able to rely on a third party opinion in meeting its obligations to shareholders. We have revised the disclosure on pages 15, 56 and 58 of the Registration Statement to clarify the foregoing.

Securities and Exchange Commission
November 20, 2007

Conflicts of Interest page 74

2.	We do not believe that the company has responded completely to our prior comment 20 from our letter dated October 25, 2007. Accordingly, we reissue in part. As you appear to retain the right to enter into a combination with portfolio companies of your affiliates, please explain how this will occur, and know you will maintain that information about potential targets known prior to the completion of the IPO will not be used to identify a target business. Also, please revise to indicate whether these targets would initially be considered, would be considered after other options had been exhausted, etc.

We have revised the disclosure on page 78 of the Registration Statement as requested.

3.	On page 77 the company has disclosure indicating that its officers and directors ‘‘must present only suitable business opportunities they become aware of ..’’ (emphasis added) Please revise to clarify the meaning of this statement. In this respect, indicate who determines an opportunity is suitable, what criteria are to be used in making this assessment; etc.

The phrase ‘‘suitable business opportunities’’ was meant to indicate any business opportunity that met the 80% fair value threshold. Accordingly, we have revised the disclosure on pages 12 and 77 of the Registration Statement to indicate that such individuals must present only business opportunities in excess of $190 million (which amount will increase proportionately if the underwriters exercise their overallotment option) they become aware of following the date of the prospectus prior to presenting them to any other company which they become affiliated with following the offering.

Exhibits

4.	Please note the continuing applicability of comment 45 from our initial comment letter.

Duly noted.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Joel J. Horowitz Lawrence S. Stroll John D. Idol